SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

For Immediate Release

Cimatron announces new distributor in Slovakia

Givat Shmuel, Israel, – August 25, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced that it has signed a distribution agreement with Bratislava-based Slovak Design Automation s.r.o. (SDA). SDA specializes in providing extensive support and services to manufacturing companies, and will service Cimatron’s growing customer base in the region. The agreement supports Cimatron’s growing global presence and expansion strategy.

The Cimatron-SDA deal comes in response to the increased activities of European manufacturing companies in Slovakia. Several new car factories have situated in the region due to highly skilled personnel and moderate labor costs. As a result, there is great demand for CAD/CAM software and services from tier 1 and tier 2 suppliers, such as toolmakers, plastic injection molders and die casters. With Cimatron’s world-leading software solutions for the tooling industry, mold and die makers benefit at every step of the process – including quote generation, modeling, design, drafting, electrodes and manufacturing – in line with Cimatron’s value proposition to customers “from quoting to delivery”.

Danny Haran, Cimatron President and CEO, said: “Slovakia as an emerging territory will become a more prominent player in the EU, and we see considerable opportunity to provide our solutions to mold- and die- makers serving the automotive industry. This step shows our commitment to the Slovakian market, and with a local distributor we are well placed to service and develop this market.”

“We believe that Cimatron’s market recognition, its leading R&D team, and global presence will strengthen Slovak Design Automation presence in the Slovakian market. We believe that both our customers and employees will greatly benefit from this partnership,” says Marian Slovak, SDA President and CEO

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

About Slovak Design Automation (SDA)
Slovak Design Automation is a distributor of software solutions for the manufacturing industry. Founded in 1994, with headquarter in Bratislava, Slovak Design Automation started distributing CAD and CAM systems in 1994, subsequently broadening its offering with other products to cover all phases of the design and manufacturing cycle. As a provider of complete solutions and services with high technological value, Slovak Design Automation has built relations of true partnership with its customers, who can rely on a careful attention to their needs and superior technical support.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290
Email: iritp@cimatron.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 25, 2005